July 8, 2010

Qiang Wu
Chief Executive Officer
Calendar Profits Limited
27F Two Exchange Square, 8 Connaught Place
Central, Hong Kong 999077

      Re: Calendar Profits Limited
              Registration Statement on Form 20-F
              Filed May 7, 2010
              File No. 000-53973

Dear Mr. Wu:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      David L. Orlic
                      Attorney-Advisor

cc: <u>Via Facsimile (917) 332-3725</u>
        Brad Schiffman, Esq
        Blank Rome LLP